Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission Washington, DC 20549

August 2, 2022

Re:	Oncolyze, Inc.

Offering Statement on Form 1-A

File No. 024-11890

Ladies and Gentlemen:

On behalf of Onoclyze, Inc., I hereby request qualification of the above-referenced offering statement at 4:00 P.M., Eastern Time, on Thursday, August 4, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Steven Evans

Steven Evans

Chief Executive Officer

Oncolyze, Inc.

Cc:   Jeanne Campanelli

CrowdCheck Law LLP